
OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



The Rock.com Group, Inc.
23046 Avenida de la Carlota, Suite 600
Laguna Hills, CA 92653
www.rock.com

UP TO $1,070,000 OF VOTING AND NON-VOTING CLASS CF STOCK WITH A MINIMUM OF $50,000


The Rock.com Group, Inc. ("Rock.com," "we," or "us"), is offering up to $1,070,000 worth in aggregate of Voting Class CF Common Stock and Non-Voting Class CF Common Stock of the company. The minimum target offering is $50,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $50,000 by December 31, 2017. If the company does not raise its Target Amount by December 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 on a first come, first served basis. If the company reaches its target amount prior to December 31, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

The company's business

The Rock.com Group, Inc., was originally formed on April 30, 2009 as a Delaware C Corporation. The company has two wholly-owned subsidiaries – OfficialMerchandise.com, LLC and Rock.com, Inc. OfficialMerchandise.com, LLC is a California limited liability company organized on January 26, 2007. Rock.com is a wholly owned subsidiary of The Rock.com Group, Inc., formed on December 8, 2000 as a Delaware corporation. The company's operations began in 2010 with its business model originally focused on providing community, Internet radio and email services, generating revenue from advertising on its web site. In 2013, the decision was made to move away from this business model and focus its efforts primarily on e-commerce. During this period, Internet radio was shut down and the company stopped providing free email. 2014 represented the first complete year operating under this new business model.

The company is authorized to issue 60,000,000 shares of Common Stock (including Voting Class CF and Non-Voting Class CF) with the rights and privileges set out in the company's Amended and Restated Certificate of Incorporation and Bylaws.

Rock.com is pure fan bliss. No matter if you're a fan of The Beatles, Nirvana, Star Trek or Atari, Rock.com provides a one-stop shop for official licensed music and entertainment merchandise such as t-shirts, vinyl records, stickers and patches. Rock.com is an e-commerce business providing global online sales of fan-oriented licensed merchandise, such as apparel, accessories, and home décor items to end customers. All merchandise is purchased from authorized wholesalers and shipped via various carriers from an outsourced warehouse to our customers.

A description of our services, products and business plans can be found on the company's profile on Wefunder at www.wefunder.com/rock and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Steven J. Newman is the founder of The Rock.com Group, Inc. and is currently an executive and the only voting shareholder of the company.

Rock.com currently has 3 employees, including Steven Newman, and 4 consultants, including Irene Latoa.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Steven J. Newman	Founder/Chief Executive Officer/President/ Secretary	52	Appointed April 2009	Full-Time
Irene M. Latoa	Chief Financial Officer	47	Appointed January 2015	Part-Time; Self Employed
Directors:				
Steven J. Newman	Director	52	Appointed April 2009	Full-Time

Steven J. Newman, Founder, Chief Executive Officer, President, Secretary and Director

Steven J. Newman is the Founder, CEO, President, Secretary, and Director of Rock.com since 2001. Steven is a serial entrepreneur and has been running Internet businesses continually since 1995. He is a noted expert in domain names and e-commerce and has been featured in Wired Magazine, the Wall Street Journal and spoken at the Internet Retailer Conference and Exhibition. Steven co-authored "Domain Names for Dummies" and founded GreatDomains.com, which was sold to Verisign in 2000 in a transaction valued at $100 million in cash and stock. Previously, Steven was a Director of Finance at Nestle and an audit manager/CPA at Price Waterhouse Coopers. Steven earned a B.S. in Biology and an MBA from the University of California, Los Angeles.

Irene M. Latoa, Chief Financial Officer

Irene M. Latoa is the Chief Financial Officer of The Rock.com Group, Inc. Irene is a Certified Public Accountant in Australia with more than 20 years of corporate finance experience, including more than 10 years in key financial and managerial positions with Nestle Nespresso in Australia and Singapore. In addition to being the Chief Financial Officer of Rock.com since 2015, Irene splits her time at First Class Accounts, a business she started in 2015. Prior to 2015, Irene was a Country Manager at Nestle Nespresso in Singapore from 2012 to 2013, Regional Finance & Control Manager at Nestle Nespresso Asia Regional Office from 2007 to 2011, and Finance & Control Manager at Nespresso Australia from 1995 to 2006. Irene has an excellent working knowledge of fast moving consumer goods, retail, mail-order and e-commerce businesses, along with extensive hands on experience in all aspects of financial operations, reporting, planning and control, from start-up (zero revenue) to more than $70 million annual revenue (across 5 countries).

Related Party Transactions

The company has entered into long-term debt agreements and extended alternative trade finance arrangements with related party and 52.7% shareholder of Class B Common Stock, Lisa Esther Moses, Trustee of the Lisa Esther Moses Revocable Trust, and with related party and 28.1% shareholder of Class B Common Stock, JLP Holdings, LLC, in the total amount of $484,703 as of December 31, 2016. See "Indebtedness" for a description of each loan.

Steven Newman, 100% shareholder of Class A Common Stock and CEO of The Rock.com Group, may invest in this Regulation Crowdfunding Offering. Other affiliates of the company may also invest.

Company shareholder and CFO, Irene Latoa plans to loan the company $50,000 through a self-managed investment fund by the end of July 31, 2017.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **Certain investors in this Offering will receive Voting Class CF Common Stock and smaller investors will receive no voting rights.** The company has determined it will issue major investors, investors investing more than $20,000 in this Offering, Voting Class CF Common Stock. Other investors will receive Non-Voting Class CF Common Stock. All voting rights and preferences are set forth in the Subscription Agreement and the Amended and Restated Certificate of Incorporation of the company. Even those investors receiving voting rights will have a limited ability to determine the policies of the company, as voting power is concentrated in the hands of our CEO.

- **We have realized operating losses to date and expect to incur such losses in the future.** We have operated at a loss for the years ending December 31, 2016 and 2015, and these losses are likely to continue. The Rock.com Group's net loss for 2015 was $153,164 and its net loss for 2016 was $131,316. We may seek other sources of capital if it finds it necessary to continue operations.

- **Our CPA has issued a going concern opinion.** The Rock.com Group's CPA has issued a "going concern" opinion on the company's consolidated financial statements, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company's ability to continue as a going concern for the next twelve months from the issuance of these financial statement is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the company will be successful in these efforts. The CPA has stated that these factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

- **We have a small management team.** We depend on the skills and experience of Steven J. Newman, who works for the company full-time. Although we have recently included Irene Latoa as our Chief Financial Officer, she dedicates only half her time to our company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right management talent.

- **We will need more people to join our company.** We will need additional employees, and people with the skills necessary to ensure we fulfill our growth plans. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **We have borrowed significant amounts from related parties.** We have borrowed from related parties that currently amount to $484,703 as of December 31, 2016. One of the loans has Rock.-com domain name as collateral. We are not prohibited from borrowing further, however, if those sums are not paid, our cash flow and financial positions could be harmed.

- **We have a number of competitors.** There are already companies actively providing services to consumers in our target markets, including other merchandise sites, brick and mortar stores, along with concert venues. Online, the top sites currently sell $2.6 billion of licensed merchandise across all fan merchandise categories. These companies include, but are not limited to, Rockabilia, Allposters, and Fanatics. There is a proven market for our merchandise and companies more established providing them. While these companies may not provide the same or even similar products, they may be able to provide services that achieve similar benefits to consumers at a lower price.

- **The company may need more money.** We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **Future fundraising may affect the rights of investors.** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **We rely on third party licensed distributors to manufacture our product for production and monetization.** We rely on third party licensed distributors including Bravado, FEA Merchandise and Trevco, for production and monetization of our products. If either of these licensed distributors face manufacturing constraints (including more demand of our products from our competitors), that could impact our ability to provide our products to consumers

- **We are currently involved in litigation.** In September 2016, two plaintiffs filed suit in U.S. District Court Southern District, New York against a music band and various defendants including The Rock.com Group, Inc. The complaint alleges that various images that the music band made available for use in merchandise actually infringe upon the rights of the copyright holder. Although the band has communicated that they will fight and defend claims against The Rock.com Group, they have no obligation to do so. Similarly, In November 2016, another Plaintiff filed suit in United States District Court for the Southern District of California against a musical artist and various defendants including The Rock.com Group. The complaint alleges that various images that the musical artist made available for use in merchandise actually infringes upon the rights of the copyright holder. Similarly, the musical artist has communicated that they will fight and defend The Rock.com Group; however, they are not obligated to do so. Therefore, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and although, the total revenue associated with these items when available for sale were less than $5,000, these legal proceedings could have a negative impact on our financial condition and results of operations.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on our financial condition, operating results and cash flow.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in The Rock.com Group are reflected in the table below:

Beneficial owner	Amount and class of securities held as at June 23, 2017	Percent of voting power prior to the Offering
Steven J. Newman	12,789,724 shares of Class A Common Stock	100%
JLP Holdings, LLC, an Arizona Limited Liability Company	1,477,351 shares of Class B Common Stock	0%*
Lisa Esther Moses, Trustee of the Lisa Esther Moses Revocable Trust	2,765,889 shares of Class B Common Stock	0%*

*Although JLP Holdings, LLC owns 28.1% of the issued Class B Common Stock and Lisa Esther Moses owns 52.7% shares of the issued Class B Common Stock, Class B Common Stock, as set forth in the company's Certificate of Incorporation, has no voting rights. The company has continued to issue additional shares in 2017 as part of the company's alternative trade finance arrangements.

The Offering

The following description is a brief summary of the material terms of the shares offered in the Offering and the shares that already exist and is qualified in its entirety by the terms contained in the Amended and Restated Certificate of Incorporation and the related consent of the Board of Directors. We are offering investors Class CF Voting and Class CF Non-Voting Common Stock. We have priced the offering at $0.20 per share, with investors investing more than $20,000 (known as "Major Investors") receiving Class CF Voting Common Stock at $0.20 per share.

The company is authorized to issue up to 60,000,000 shares of Common Stock, of which 20,000,000 shares are designated as Class A Common Stock, 20,000,000 shares are designated as Class B Common Stock, 10,000,000 shares are designated as Class CF Voting Common Stock and 10,000,000 shares of Non-Voting Class CF Common Stock. We are offering investors up to 5,350,000 shares of Class CF Voting and Non-Voting Common Stock.

Our minimum target raise is $50,000 and we will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 31, 2017.

Perks

To encourage participation in this offering, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Class CF Voting and Non-Voting Common Stock in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the company. The perks for the offering are as follows:

Investment Amount	Offering Perk
$250-$499	**Owner Discount:** Investors at this level receive 20% off all Rock.com Merchandise and Concert Tickets for 5 years up to $1,000 of Purchases Annually.
$500-$4,999	**Merch Package:** 2 T-Shirts on Rock.com valued up to $50 total. Includes Owner Discount.
$5,000-$24,999	**VIP Package:** Includes 2 concert tickets on Tickets.Rock.com to anywhere in the world valued up to $500. (Does not include airfare). Plus 4 T-Shirts on Rock.com valued up to $100 total. Includes Owner Discount.
$25,000 or more	**Rock Star Package:** Includes 2 concert tickets on Tickets.Rock-.com to anywhere in the world valued up to $750, $250 in Rock.com Merch, 1 night stay at a 5-Star hotel valued up to $500 and catered limo to and back from concert (Does not include airfare). Includes Owner Discount.

Class A Common Stock

The company has authorized up to 20,000,000 shares of Class A Common Stock. The rights, preferences, privileges and restrictions of the company's Class A Common Stock are set forth in the Amended and Restated Certificate of Incorporation and by resolution of the Board of Directors.

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

Class B Non-Voting Common Stock

The company has authorized up to 20,000,000 shares of Class B Non-Voting Common Stock.

Dividends

Holders of Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Class B Non-Voting Common Stock do not have the right to vote on matters presented to the shareholders for vote except as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that may be designated in the future.

Class CF Voting Common Stock

The company has authorized 10,000,000 shares of Class CF Voting Common Stock. Class CF Voting Common Stock will be issued to Major Investors, who are investors investing more than $20,000 in this Regulation Crowdfunding Offering.

Dividend Rights

Holders of Class CF Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Class CF Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class CF Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

Class CF Non-Voting Common Stock

The company has authorized 10,000,000 shares of Class CF Non-Voting Common Stock. Class CF Non-Voting Common Stock will be issued to Non-Major Investors, who are investors investing less than $20,000 in this Regulation Crowdfunding Offering.

Dividend Rights

Holders of Class CF Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Class CF Non-Voting Common Stock do not have the right to vote on matters presented to the shareholders for vote except as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class CF Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

What it means to be a minority stockholder

In our company, the class and voting structure of our Common Stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company.

As an investor in Class CF Non-Voting Common Stock of the company, you will not have any right to vote in regards to the corporate actions of the company, including issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, Non-Major Investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have little influence on the corporate actions of the company.

Similarly, as an investors in Class CF Voting Common Stock of the company, you will have limited ability, if at all, to influence our policies or any other corporate matters, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchase of securities, sale of the company or assets of the company or transactions with related parties.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. The Rock.com Group, Inc. was formed on April 30, 2009 as a Delaware Corporation. The company has two wholly-owned subsidiaries – OfficialMerchandise.com, LLC and Rock.com, Inc. As such, the financial statements reflect the accounts of The Rock.com Group, Inc. as well as its subsidiaries, OfficialMerchandise.com, LLC and Rock.com, Inc. OfficialMerchandise.com, LLC is a California limited liability company organized on January 26, 2007. Rock.com is a Delaware corporation formed on December 8, 2000.

The company's primary business is online sales of fan-oriented licensed merchandise, such as apparel, accessories, and home décor items. Additionally, the company receives ancillary revenue from email services.

Financial Condition

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Results of Operations

Our net revenues for the year ended December 31, 2016 were $1,028,018 compared to $661,482 in 2015.

The main source of our revenue is in the apparel category, representing approximately 88% of total revenue:

- Men's apparel   63% of product revenue
- Women's apparel   22% of product revenue
- Kids', baby & toddler apparel   3% of product revenue
- Vinyl   2% of product revenue
- Posters & prints   2% of product revenue
- Hats & headwear   1% of product revenue
- Stickers, patches & other sundry novelty items   7% of product revenue

Additionally, we receive ancillary revenue from email services and subdomain licensing, which represented 8% of our revenue in 2015 and 5% of revenues in 2016. In April 2017, we discontinued our subdomain licensing services; however, we entered into an inventory financing agreement with another third party for $39,000 on January 28, 2017.

Sales of our products are primarily obtained by driving Internet traffic to our web site through a range of sources: including paid and organic search, repeat customers, referrals and social media.

Our product range to date has been focused mainly on music merchandise but our plan is to expand into the sport and entertainment merchandise categories as one of the key drivers of growth.

Orders are currently shipped to 89 countries around the world, with just over 20% of our revenue coming from outside the U.S.

Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to the customers. The company typically collects revenues upon sale and recognizes the revenue when the items have shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on applicable sales and these taxes are recorded as a liability until remittance. The company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate when necessary.

Cost of goods sold, which consists primarily of apparel, were $531,446 in 2016 and $354,047 in 2015, resulting in gross margins of 48% and 46%, respectively.

Operating expenses for 2016 consisted 39% of sales and marketing costs, 29% of general and administrative costs, and the remaining 31% of compensation and benefits. Our total operating expenses through December 31, 2016 were $600,520 compared to $435,760 in 2015, a 27% increase. This increase was primarily driven by a 50% increase in sales and marketing costs, to support our increase in sales within the same period.

Other expense, consisting of interest expense, was $27,368 in 2016 and $24,839 in 2015.

As a result of the foregoing, the company incurred a net loss of $131,316 and $153,164 for the years ended December 31, 2016 and 2015, respectively.

Trends & Plans

Inventory management remains one our key challenges as we try to minimize our stocks and continue to get inventory replenished as quickly as possible.

Two key aspects to our inventory management strategy are as follows:

- Better management of our existing product range:
    - High performing products need to be identified much sooner and we need to order more of them.
    - Long lead times with certain vendors require increased stock cover for some products.
    - Ongoing product range review by vendors means we need to work more closely with them to be better prepared for products that are going to be discontinued.

- Expansion and extension of our product range:
    - Proactively identify the popular bands and seek out the partners who have their music merchandise.
    - Look for suppliers in the sports and entertainment merchandise categories on their ability to general exponential growth.

With the improvements made to our inventory structure in 2016, we believe that we are much better situated for the next phase of our growth process, which includes:
    - Striving for continued improvements in our inventory management strategy
    - Sourcing vendors with drop-shipping capability which does not require further tie-up of capital
    - Increasing our newsletter subscribers to lessen our dependence on paid search by implementing a targeted Social Media strategy to drive traffic directly to our web site.

Liquidity and Capital Resources

As of December 31, 2016, cash on hand, reflecting cash flows from operating activities, investing activities, and financing activities, was$102,536 compared to $75,322 as of December 31, 2015.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

Based on our cash flow projection we believe we may need additional financing in the future. We anticipate that the proceeds of this Offering will provide additional working capital for Rock.com to continue to pursue its core revenue generating activities and to fund the inventory expansion necessary to execute its growth strategy. If more working capital money is needed to fund inventory, we will likely consider future Regulation CF financing, Regulation A financing and/or continue to enter into extended alternative trade finance arrangements (see "Indebtedness" below).

We have not committed to make any capital expenditures, and do not anticipate the need for any capital expenditures at this stage of the company's growth.

Indebtedness

Loans from related parties

As of December 31, 2016, we have entered into an extended alternative trade finance arrangement and long term debt agreements with two related parties in three different transactions totaling $484,703 in liabilities.

Loan 1:

In February 2013, the company entered into a ten-year promissory note with related party and 52.7% shareholder of Class B Common Stock, Lisa Esther Moses, Trustee of the Lisa Esther Moses Revocable Trust, in the total amount of $257,363 at an effective interest rate of 5% per annum. The note called for the issuance of 1,250,000 shares of Class B Common Stock and requires monthly payments of $1,072 through February 2018, at which point, repayment of principal will commence through maturity in February 2023. In May 2013, the company procured an additional $26,000 (totaling the loan amount to $283,363) in financing through an amendment with the same terms, with the exception that all interest be deferred until May 2018, at which time principal payments will begin. Under the amendment, the company issued an additional 52,091 shares of Class B Common Stock.

As of each December 31, 2016 and 2015, outstanding principal on these notes totaled $283,363. During the years ended December 31, 2016 and 2015, the company recognized $12,868 and $15,138 in interest expense related to these notes, respectively.

Loan 2 and Loan 3:

Beginning in 2015, the company commenced a purchase order-funding program to maximize available short-term capital. In exchange for repayment in full upon sale of the associated goods and issuance of Class B Common Stock with an estimated value equivalent to a 20% interest rate, the lenders provided the company short-term capital to facilitate the company's purchase of merchandise. During the year ended December 31, 2016 and 2015, the company issued 963,250 and 777,326 shares, respectively, of Class B Common Stock under this program. As of December 31, 2016 and 2015, the company owed $201,340 and $143,460, respectively, to related parties. As of December 31, 2016, a total amount of $132,146 was due to 52.7% shareholder of Class B Common Stock, Lisa Ester Moses, Trustee of the Lisa Esther Moses Revocable Trust, and the remaining $69,194 was due to 28.1% shareholder of Class B Common Stock, JLP Holdings, LLC. Interest expense on these arrangements for the year ended December 31, 2016 and 2015 was $3,201 and $2,591 related to the estimated fair value of the stock issued on an estimated equivalent interest rate of 20%.

During the years ended December 31, 2016 and 2015, one purchase order lender elected to re-invest $10,673 and $12,181, respectively, in funds for future purchase orders in the subsequent year. As of December 31, 2016 and 2015, the company had not yet funded purchase orders with these funds, resulting in a restricted cash balance of $10,673 and $12,181, respectively.

As of December 31, 2016, the company continues to issue shares of Class B Common Stock to purchase order program funders for its extended alternative trade finance arrangement and it is anticipated that this program will continue in 2017.

WebBank loan

On September 9, 2016, OfficialMerchandise.com LLC, a wholly owned subsidiary of The Rock.com Group, entered into a business loan agreement with WebBank in the principal amount of $68,000.00 and a repayment amount of $84,320 with a 494 day maturity date payable in daily installments of $240 on each business day. Rock.com Group is a cosigner to this agreement and the company's assets stand as collateral. In 2016, the company recognized interest expense related to this financing arrangement of $3,477, representing an estimated effective annual interest rate of 20%. As of December 31, 2016, $53,511 was outstanding on this loan, of which $50,228 was payable during 2017 and $3,283 was classified as a long-term liability.

PayPal loan

On January 28, 2017, Rock.com Group obtained a PayPal Working Capital business loan extended by WebBank in the amount of $39,000 and a loan fee of $5,513. The company has agreed to repay the loan amount plus the loan fee through 20% of each portion of its business PayPal sales proceeds.

As of the date of this Offering

Company shareholder and CFO, Irene Latoa plans to loan the company $50,000 through a self-managed investment fund by the end of July 31, 2017.

Recent offerings of securities

The company has made the following offerings of securities, all of which were made in reliance on Section 4(a)(2) of the Securities Act.

2010

On January 1, 2010, the company's initial Class A Common Stock issuance consisted of the CEO's purchase of 8,500,000 shares of $98,694. The proceeds of this offering were used for the creation of the new company structure.

2013

In October 2013, the company issued 400,000 shares of Class B Common Stock to four private investors at $0.25 per share for total proceeds of $100,000. The proceeds of this offering were used to fund additional working capital.

In November 2013, the Company issued 875,000 shares of Class B Common Stock to two additional private investors at $0.20 per share for total proceeds of $175,000. The proceeds of this offering were used to fund additional working capital.

During 2013, the company issued 1,302,091 shares of Class B Common Stock to a related party in exchange for long-term financing arrangements.

Also in November 2013, the company issued 42,000 shares of Class B Common Stock to another party for services rendered.

On November 14, 2013, the company issued 2,336,000 additional share of Class A Common Stock to the CEO in exchange for $584,000. Further, on December 31, 2013, the CEO purchased an additional 428,724 shares of Class A Common Stock for $85,745. The proceeds of this offering were used to fund additional working capital.

2014

On February 5, 2014, the CEO purchased 875,000 shares of Class A Common Stock for $175,000. On April 30, 2014, the CEO purchased an additional 500,000 shares of Class A Common Stock for $100,000. The proceeds of this offering were used to fund additional working capital.

On December 1, 2014, the company issued 84,000 shares of Class B Common Stock representing $16,800 in stock-based compensation expense to a consultant for services rendered.

2015

Throughout 2015, the company issued 115,094 shares of Class B Common Stock to consultants in exchange for $24,019 of services rendered.

On December 31, 2015, the company issued a total of 777,326 shares of Class B Common Stock pursuant to the purchase order funding program. $2,591 of interest expense was recognized related to these issuances.

2016

During 2016, the company issued 141,625 shares of Class B Common Stock to consultants for $28,325 of services rendered, resulting in $28,325 of compensation expenses. The company issued an additional 963,250 shares of Class B Common Stock under the PO loan funding program.

2017

On April 19, 2017, an investor purchased 100,000 shares of the company's Class B Common Stock for $20,000. In April through June 2017, the CEO purchased 150,000 shares of the company's Class A Common Stock for $30,000.

Valuation

We have not undertaken a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

We are seeking to raise a minimum of $50,000 (target amount) and up to $1,070,000 (oversubscription amount) in this offering through Regulation Crowdfunding. The proceeds of this offering will be used to cover additional inventory, website development, and marketing costs for Rock.com.

We will adjust roles and tasks based on the net proceeds of this offering. In case we raise less than the oversubscription amount and raise only the target amount of $50,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to Wefunder), will be approximately $48,000. We will use the proceeds from the Offering as follows:

	Percent (%)	Dollar Amount
Inventory	80%	$38,400
IT and Site Enhancement	10%	$4,800
Marketing	10%	$4,800
Total Raise:	**100%**	**$48,000**

If we manage to raise funds in excess of our target amount, and raise our oversubscription amount of $250,000, the net proceeds of this offering to the issuer will be approximately $240,000. We plan to allocate our funds as follows:

	Percent (%)	Dollar Amount
Inventory	80%	$192,000
IT and Site Enhancement	10%	$24,000
Marketing	10%	$24,000
Total Raise:	**100%**	**$240,000**

If we manage to raise funds in excess of our target amount, and raise our oversubscription amount of $500,000, the net proceeds of this offering to the issuer will be approximately 480,000. We plan to allocate our funds as follows:

	Percent (%)	Dollar Amount
Inventory	80%	$384,000
IT and Site Enhancement	10%	$48,000
Marketing	10%	$48,000
Total Raise:	**100%**	**$480,000**

If we manage to raise funds in excess of our target amount, and raise our oversubscription amount of $750,000, the net proceeds of this offering to the issuer will be approximately $720,000. We plan to allocate our funds as follows:

	Percent (%)	Dollar Amount
Inventory	80%	$576,000
IT and Site Enhancement	10%	$72,000
Marketing	10%	$72,000
Total Raise:	**100%**	**$720,000**

If we manage to raise funds in excess of our target amount, and raise our oversubscription amount of $1,070,000, the net proceeds of this offering to the issuer will be approximately $1,027,200. We plan to allocate our funds as follows:

	Percent (%)	Dollar Amount
Inventory	80%	$821,760
IT and Site Enhancement	10%	$102,720
Marketing	10%	$102,720
Total Raise:	**100%**	**$1,027,200**

We plan to use the funds to expand our merchandise inventory even deeper within the music category and add sports and entertainment merchandise. We want Rock.com to be our customers' ultimate destination for all fan-based merchandise.

We do not plan to use any of the proceeds from this Offering to pay off debt.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.rock.com/investors, which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at:
www.wefunder.com/rock.